APTORUM

# Aptorum Group Ltd.
(NASDAQ: APM)

**April 28, 2020**
**Recent Price: $3.40**

## Company Overview

Aptorum Group Limited (NASDAQ: APM) is a biopharmaceutical company dedicated to developing and commercializing novel therapeutics to tackle unmet medical needs. Aptorum's current drug pipeline includes indications in orphan diseases, infectious diseases, and metabolic diseases. In 2020, the company plans to advance two candidates (SACT-1 and ALS-4) to clinical trials, targeting Neuroblastoma and infections caused by *Staphylococcus aureus*, including Methicillin-resistant *Staphylococcus aureus* (MRSA). Aptorum's Smart-ACT™ platform is designed to advance an average of three drug candidates for orphan diseases to clinical trials every 12-18 months. Further, the company is in the process of launching a dietary supplement made with extracted Chinese yam powder containing a bioactive ingredient "DOI" for women undergoing menopause and experiencing menopausal symptoms such as osteoporosis. Targeting a global woman's health supplement market that is expected to reach $5.7 billion in 2025[1], Aptorum is expected to generate positive revenue in the next 12 months with this product.

## Market Data

| | |
|---|---|
| Fiscal Year | December |
| Industry | Biotechnology |
| Market Cap | $103.3M |
| Shares Outstanding | 30.4M |
| Float | 9.3M |
| Insider Ownership[4] | 69.0% |
| Avg. Volume (90-day) | 31,865 |
| Staff, Consultants | 70+ |
| Key Target Markets | US, China, EU |
| Investor.relations@aptorumgroup.com | |
| http://ir.aptorumgroup.com | |

*As of April 28, 2020*

## Project Portfolio Highlights



Projects
Indication
Computational discovery
In vitro validation
Existing PhI/II clinical safety data
In vivo validation
IND preparation & submission
PhII/III with limited population
SACT's series
SACT-1 Neuroblastoma
SACT-2 To be disclosed
SACT-3 To be disclosed
SACT-COV19 Coronavirus Disease 2019 (COVID-19)
Projects
Candidate / Modality
Indication
Development Stage
Target Identification & Selection
Lead Discovery
Lead Optimization
IND-Enabling
Phase 1
Phase 2
Phase 3
Acticule's Series
ALS-4 Small molecule Treatment of bacterial infections caused by Staphylococcus aureus including MRSA
ALS-1 Small molecule Treatment of viral infections caused by Influenza virus A
ALS-2 Small molecule Treatment of bacterial infections caused by Staphylococcus aureus including MRSA
ALS-3 Small molecule Reviving existing antibiotics to overcome drug Resistance
Claves' Series
CLS-1 Macromolecule Treatment of Obesity
CLS-2 To be disclosed To be disclosed
CLS-3 To be disclosed To be disclosed
Nativus' Series
NLS-1 Small molecule Treatment of Endometriosis
Scipio's Series
SPLS-1 83b-1 Novel Quinoline erivative Treatment of Liver Cancer
Videns' Series
VLS-1 Curcumin-MNP (Medical Imaging Agent for MRI Diagnosis) Diagnosis of Alzheimer's Disease
VLS-2 MITA Treatment of Alzheimer's & Parkinson's Disease
VLS-4 Imaging Agent for MRI Diagnosis Diagnosis of Alzheimer's Disease
Program
Modality
Indication
Formulation
Commercialisation
DOI (NLS-2) Supplement Menopausal symptoms
Projects
Candidate / Modality
Indication
Development Stage
Lab-based Phantom Trial
Animal Trial
IDE Application Approval
Safety/ Feasibility Clinical Study
Pivotal Clinical Study
Process of obtaining PMA
Signate's Series
SLS-1 Robotic Catheter Platform for Intra-operative MRI-Guided Cardiac Catheterization Heart Rhythm Disorders by Cardiac Electrophysiology Intervention
On-going

## Financial Snapshot

*Cash, Equity and Shareholder (USD)*

| | |
|---|---|
| Pre-IPO 2016-2018 capital raised | $37m |
| IPO Dec 2018 capital raised | $12m |
| Feb 2020 Secondary Offering | $10m |
| March 15, 2020 Cash + Credit Facility | $20M+ |

*As of March 15, 2020*

*Financials (USD)*

| | |
|---|---|
| Revenue (ttm) | $0.5M |
| Cash (mrq) | $5.3M |
| Total Assets (mrq) | $24.0M |
| Long-Term Debt (mrq) | $6.4M |
| Total Equity (mrg) | $14.9M |

*As of December 31, 2019*

aptorumgroup.com

APTORUM

# Aptorum Group Ltd.
(NASDAQ: APM)

**Corporate Headquarters**
Unit 232, 2/F, Building 12W, Phase
Three Hong Kong Science Park
Pak Shek Kok, N.T., Hong Kong
Tel: +852 2117 6611
Investor.relations@aptorumgroup.com

**US Investor Relations Contact**
Dave Gentry, CEO
RedChip Companies, Inc.
Tel: +1 407-491-4498
dave@redchip.com

**Stock Transfer Agent**
Continental Stock Transfer & Trust
1 State Street Plaza, 30th Floor
New York, NY 10004
212-509-4000

## Value Proposition

Aptorum's three pillars of drug discovery and development target indications with significant market size. The company is building a diverse portfolio of over 15 projects primarily in therapeutics and diagnostics across a wide range of currently unmet disease areas. Aptorum focuses on translating early-stage discovery into proof-of-concept clinical stages and transforming clinical outcomes through licensing, co-development, and commercialization. In addition, the company's proprietary Smart-ACT™ platform combines a computational approach and wet lab validation to screen over 2,600 pre-approved small molecule drugs for potential repurposing. This process allows Aptorum to identify candidates that can be repurposed for selected orphan or unmet diseases. This platform's first proof-of-concept asset is SACT-1 for Neuroblastoma, a cancer mostly affecting children that develops from immature nerve cells.

## Investment Highlights

- Two candidates targeted to enter clinical phases in H2 2020, subject to regulatory approval of the relevant IND applications:
    - SACT-1 for Phase 1b/2a trials in the treatment of neuroblastoma (global c. $2.6 billion market)[2]
    - ALS-4 for a Phase 1 trial in the treatment of infections caused by Staphylococcus aureus (incl. MRSA) (global c. $2.9 billion market)[3]
- Near-term commercialization of dietary supplement for woman's menopausal health (global c. $4.75 billion supplement market)[1] expected to begin generating revenue in second half of 2020
- Three additional SACT candidates underway
- 15+ therapeutic candidates under development in areas including infectious diseases, metabolic diseases related to gut microbiome, and drug repurposing for orphan diseases; representing an estimated combined multi-billion dollar global market opportunity
- Three pillars of new and repurposed drug discovery and development platform:
    - **Pillar 1: Smart-ACT™ (SACT series) – Orphan Diseases Drug Repurposing platform:** Systematic deployment of computational and wet-lab screening of regulatory approved therapeutics against a currently known universe of 7,000+ (and increasing) orphan diseases, including its SACT-1 targeting Neuroblastoma
    - **Pillar 2: Acticule (ALS series) – Infectious Diseases:** Drug development platform targeting deadly viral and bacterial infections including its ALS4, a first-in-class oral non-bactericidal anti-virulence drug intended to treat infection caused by *Staph. aureus* (e.g. MRSA)
    - **Pillar 3: Claves (CLS series) - Microbiota:** Targeting potential therapeutic targets via the modulation of the chemical signaling of gut microbiota.
- Over 70+ staff, clinical advisors and consultants with vast experience in drug development and clinical trials, including US FDA, EMA, and NMPA purposes.

References:

[1] Global Menopausal Hot Flashes Therapy Market $5.7 Billion by 2025, https://www.ihealthcareanalyst.com/global-menopausal-hot-flashes-therapy-market/

[2] Neuroblastoma Market Global Industry Perspective, Comprehensive Analysis, Size, Share, Growth, Trends, and Forecast 2019 – 2023, https://www.medgadget.com/2019/06/neuroblastoma-market-global-industry-perspective-comprehensive-analysis-size-share-growth-trends-and-forecast-2019-2023.html

[3] Methicillin-resistant Staphylococcus Aureus (MRSA) Drugs Market is estimated to reach the value of US$ 3,908.2 Mn by the end of 2025, https://www.openpr.com/news/1901133/methicillin-resistant-staphylococcus-aureus-mrsa-drugs

[4] Does not include options that have vested, but that have not yet been exercised.